HOTH THERAPEUTICS, INC.

1 Rockefeller Plaza, Suite 1039

New York, New York 10020

October 23, 2019

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Ada D. Sarmento
Christine Westbrook

Re:	Hoth Therapeutics, Inc.
Registration Statement on Form S-1
Filed September 26, 2019
File No. 333-233954

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Hoth Therapeutics, Inc., a Nevada corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 7, 2019 (“Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Registration Statement on Form S-1

General

Exclusive Forum, page 82

1. It appears that you have elected to incorporate certain information by reference into the prospectus, including your financial statements. Please provide the disclosure required by Item 12(a) of Form S-1.

Response:

The Company has revised disclosure in the Registration Statement to include the disclosure required by Item 12(a) of Form S-1.

Sincerely,

Hoth Therapeutics, Inc.

/s/ Robb Knie
By: Robb Knie
Title: Chief Executive Officer